Haights Cross Operating Company
10 New King Street, Suite 102
White Plains, New York 10604

March 9, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, DC 20549
Attention: Ms. Letty Lynn and Mr. Max Webb

Re:	Haights Cross Operating Company
Request for Withdrawal of Amendment No. 3 to the Application for Qualification of Indenture under The Trust Indenture Act of 1939 on Form T-3
File No. 022-28923

Dear Ms. Lynn and Mr. Webb:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Haights Cross Operating Company (the “Company”) hereby requests the withdrawal of Amendment No. 3 (the “Amendment No. 3”) to the Application for Qualification of Indenture under The Trust Indenture Act of 1939 on Form T-3 (File No. 022-28923) (the “Application”), which was filed with the Securities and Exchange Commission (the “Commission”) at 6:11:05 a.m. Eastern Standard Time on March 9, 2010 (Accession Number 0001144204-10-012111).

Due to printer error, the Amendment No. 3 was incorrectly submitted on March 9, 2010 under File No. 022-28923. The Amendment No. 3 should have only been filed under File No. 022-28922.  The Company subsequently filed the Amendment No. 3 under File No. 022-28922 at 9:14:58 a.m. Eastern Standard Time on March 9, 2010 (Accession Number 0001144204-10-012130).

The Company requests that the Commission consent to this request for withdrawal on the grounds that withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Application has not been declared effective, and the Company confirms that no securities have been issued pursuant to the indenture to be qualified under the Application.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Lan L. Marinelli, Esq., of Brown Rudnick LLP, at (617) 856-8136.

Sincerely,

/s/ Mark Kurtz

Mark Kurtz
Senior Vice President, Finance and
Accounting, and Chief Financial Officer